Administrative Office 4333 Edgewood Road NE Cedar Rapids, IA 52499

December 15, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Advisors Life Insurance Company
S-3 Initial Filing
File Nos. 333-177282

Dear Mr. Ruckman:

This letter responds to comments that you provided with respect to the above-referenced Initial Filing for the S-3 of Transamerica Advisors Life Insurance Company (“TALIC” or “we”). For your convenience, I have restated those comments below, and followed each comment with our response.

General Comments:

1.	Page 12, “How Your Certificate Work” table. The first bullet in the first column: “Invest in Eligible Assets”, should this also appear in the second column? If not, please confirm supplementally.

Response: “Invest in Eligible Assets” in the first column is intended as a reference to new investment dollars into Eligible Assets. No new investment is permitted after the Lock-In Date. Accordingly, we do not believe the phrase “Invest in Eligible Assets” should also appear in the second column.

2.	Page 44-45, the last bullet on page 44 “upon termination of the contract” and the last paragraph on page 45. “After the Company satisfies all obligations with respect to any benefit established under the Contract or any Certificate issued hereunder, the Contract will terminate and the Company will be relieved of all further liability.” Make sure not a circular thing going on. If okay, confirm supplementally.

Response: We do not view these disclosure items as being circular. With respect to the last bullet on page 44, that simply states that certificate coverage terminates if the Contract (read as group contract) terminates. The disclosure referenced on page 45 is referring to satisfying all obligations of the Contract (read as group contract) and/or satisfaction of all certificates under a Contract. We believe these disclosures do not create an issue.

Sincerely,

/s/ Darin D. Smith
Darin D. Smith General Counsel Transamerica Capital Management Division Transamerica Advisors Life Insurance Company